SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                             General Bearing Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    369147103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John Stein, Esq.
                                 44 High Street
                           West Nyack, New York 10994
                                 (914) 358-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      June H. Geneen, Executor                                  Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 615,284 shares are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Phil E. Gilbert, Jr., Executor                            Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 615,284 shares are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      United States Trust Company of New York, Executor         13-381-8954
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 615,284 shares are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Baruc                                              Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 24,882 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Robert Baruc.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Amy Gussack                                               Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 359,690 shares are held by Amy Gussack.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David L. Gussack                                          Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 644,340 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by David L. Gussack.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Faith Gussack                                             Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 302,964 shares are held by Faith Gussack.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lisa Gussack                                              Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 148,643 shares are held by Lisa Gussack.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Nina Gussack                                              Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 582,240 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Nina Gussack.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Seymour Gussack                                           Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 374,986 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Seymour Gussack.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wendy Gussack                                             Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 13,080 shares are held by Wendy Gussack.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joseph J.C. Hoo                                           Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 77,079 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Joseph J.C. Hoo.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kermit Moyer                                              Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 13,080 shares are held by Kermit Moyer.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Allan Septimus                                            Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 9,178 shares are held by Allan Septimus.

CUSIP NO. 369147103               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Allan Stein                                               Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK, SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,259,300 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,259,300 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,300 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      79.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300 and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares available of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000), not including shares held by World Machinery Company. Of the 3,259,300 shares of Common Stock deemed to be beneficially owned by the group, 14,280 shares are held by Allan Stein.

                             SCHEDULE 13D STATEMENT

      This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on October 6, 2000 (the "Original Schedule 13D") by June H. Geneen (as executor for the Estate of Harold S. Geneen), Phil E. Gilbert, Jr. (as executor for the Estate of Harold S. Geneen), United States Trust Company of New York (as executor for the Estate of Harold S. Geneen), Robert Baruc, Amy Gussack, David
L. Gussack, Faith Gussack, Lisa Gussack, Nina Gussack, Seymour Gussack, Wendy Gussack, Joseph J.C. Hoo, Kermit Moyer, Allan Septimus, and Allan Stein. This amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed above. (Exhibit 7(a) to the Original 13D is hereby incorporated by this reference.) Items 1, 2, and 6 remain unchanged. Items 3, 4, 5 and 7 are amended as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is hereby amended and supplemented by replacing the text of
            Item 3 on the Original 13D with the following:

            Pursuant to the merger transaction described in Item 4(i) of the Original 13D, the reporting persons acquired shares of General Bearing Common Stock upon the conversion of their shares of World Machinery Company common stock.

            Pursuant to the merger transaction described in Item 4(ii) of this Amendment No. 1, it is a condition to the consummation of the merger that sufficient funds are available for the purposes of financing the cash payment to the holders of General Bearing's Common Stock other than the reporting persons (the "Public Holders"), as well as to cover expenses incurred by General Bearing in connection with the merger. GBC Acquisition Corp., a Delaware corporation owned by the reporting persons as a group ("Acquisition Co."), and General Bearing have received a commitment letter (the "Commitment Letter") from KeyBank National Association ("KeyBank") to arrange a credit facility for $9,000,000 which will be available to Acquisition Co. in the form of a seven year term loan for use toward the cost of the merger. KeyBank will have a first security lien in all assets, including accounts receivable and inventory, of Acquisition Co. and General Bearing. The terms of the definitive loan documentation will be substantially similar to General Bearing's Credit Agreement, dated as of December 20, 1999, as amended, by and among General Bearing, KeyBank, as administrative agent, and the Lender's thereunder. The principal of the term loan will be repayable in monthly installments in arrears in an amount equal to $75,000 and the remaining outstanding balance to be repaid on the seventh anniversary of the Closing Date of the merger. The interest rate will be LIBOR plus 190 basis points and accrued interest will be payable pursuant to terms substantially similar to General Bearing's Credit Agreement, dated as of December 20, 1999, as amended by and among General Bearing, KeyBank, as administrative agent and the Lender's thereunder. The aggregate merger consideration payable pursuant to the contemplated merger is estimated to be approximately $6.3 million.

Item 4. PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented by replacing subpart (ii) of, and adding subpart (iii) to, the Original 13D with the following:

            (ii) On July 11, 2000, the reporting persons, acting as a group through Acquisition Co., submitted an offer to acquire the publicly-held shares of General Bearing Common Stock for $6.50 per share payable in cash to holders of General Bearing's Common Stock (other than Acquisition Co., subsidiaries of General Bearing and any stockholder who properly perfects his or her appraisal rights under Delaware law). The offer proposed the purchase of shares to take place through means of a cash-out merger the terms of which are described in detail in the Merger Agreement of January 19, 2001, which is an exhibit hereto.

                  A special committee of independent directors of General Bearing (the "Special Committee") was formed to evaluate the offer. The offer contained several conditions for the consummation of the merger including the reporting persons' ability to secure financing for the transaction. For a description of the financing arrangements made by the reporting persons refer to Item 3 of this Amendment No. 1. The Special Committee considered the proposed transaction and engaged independent investment advisors to evaluate the offer. Both the Special Committee and the investment advisors determined that the offer was fair to, and in the best interests of, General Bearing and the Public Holders. The Board of Directors of General Bearing, based upon the recommendations of the Special Committee and of the independent investment advisors, unanimously approved the merger. Authorized representatives of the Board of Directors of General Bearing and the Board of Directors of Acquisition Co. signed the Merger Agreement on January 19, 2001.

                  A special meeting of the stockholders of General Bearing will soon be held at which the stockholders of General Bearing will vote on whether to accept the offer of Acquisition Co. The reporting persons, who currently hold 79.2% of General Bearing Common Stock as reported herein, have sufficient stockholdings to insure stockholder approval of the merger on behalf of General Bearing. Therefore it is highly probable that the transaction will proceed as described in the Merger Agreement.

                  With the consummation of the merger, assuming stockholder approval, the Common Stock of General Bearing will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and will cease to be quoted on the NASDAQ - Small Cap Market.

            (iii) In December 2000 Seymour Gussack gifted, in the aggregate,
                  34,800 shares of General Bearing Common Stock held in his name individually to certain of the reporting persons in varying amounts. The only reporting persons not receiving a gift were Joseph J.C. Hoo, June H. Geneen, Phil E. Gilbert, Jr., and the United States Trust Company of New York. Also, certain options to acquire shares of General Bearing Common Stock held by the reporting persons that were not considered beneficially owned at the time of the filing of the Original 13D have now vested or will vest within 60 days of the date of this filing. This Amendment No. 1 has been updated to reflect any changes in stock ownership by the Reporting Persons including the shares gifted by Seymour Gussack in December 2000 and any options to acquire shares that are now considered beneficially owned under Section 13(d).

Item 5(a). AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK.

            Item 5(a) is hereby amended and supplemented by replacing the text of 5(a) on the Original 13D with the following:

            For purposes of this filing, all reporting persons are acting as a group pursuant to Rule 13d-5(b)(1) in connection with the offer submitted to General Bearing to acquire the publicly held shares of General Bearing Common Stock. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300, and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares outstanding of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000). The total number of shares outstanding does not include shares held by World Machinery Company.

Item 5(b). NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND DISPOSITIVE POWER.

            Item 5(b) is hereby amended and supplemented by replacing the text of 5(b) on the Original 13D with the following:

            Because the reporting persons are members of a group, as described in Item 5(a), each member is deemed to share the power to vote or direct the vote, and the power to dispose or direct the disposition, of all shares of Common Stock held by the other members of the group, for purposes of this filing. As such, each reporting person is deemed to be the beneficial owner of an aggregate of 3,259,300 shares of Common Stock.

            The following information is provided to clarify that the 3,259,300 shares of Common Stock deemed to be beneficially owned by the reporting persons, though aggregated for the purposes of this group filing, is actually held individually in the name of each reporting person, except where indicated:

            615,284 shares of Common Stock are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

            77,079 shares of Common Stock (including 13,500 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Joseph J.C. Hoo.

            374,986 shares of Common Stock (including 5,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Seymour Gussack. In addition, Seymour Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Gussack Realty

            Company, a New York general partnership ("Realty Company"), of which Seymour Gussack is a general partner.

            302,464 shares of Common Stock are held by Faith Gussack and 24,382 shares of Common Stock (including 5,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Robert Baruc. Faith Gussack and Robert Baruc are married and hold 500 shares of Common Stock jointly. Faith Gussack and Robert Baruc are the parents of Siri Baruc, Jonathan Baruc and Rebecca Baruc. 8,978 shares of Common Stock are held in the name of Jonathan Baruc. 8,978 shares of Common Stock are held in the name of Rebecca Baruc. 4,076 shares of Common Stock are held in the name of Siri Baruc. All three children are under the age of 18 and live with their parents. In addition, Faith Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Faith Gussack is a general partner.

            359,690 shares of Common Stock are held by Amy Gussack and 13,080 shares of Common Stock are held by Kermit Moyer. Amy Gussack and Kermit Moyer are married. In addition, Amy Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Amy Gussack is a general partner.

            148,643 shares of Common Stock are held by Lisa Gussack and 9,178 shares of Common Stock are held by Allan Septimus. Lisa Gussack and Allan Septimus are married and the parents of Adam Bellin and Sophie Rose Bellin. 17,182 shares of Common Stock are held in the name of Adam Bellin. 8,978 shares of Common Stock are held in the name of Sophie Rose Bellin. Both children are under the age of 18 and live with their parents. In addition, Lisa Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Lisa Gussack is a general partner.

            582,240 shares of Common Stock (including 5,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Nina Gussack and 14,280 shares of Common Stock are held by Allan Stein. Nina Gussack and Allan Stein are married and the parents of Benjamin Stein and Daniel Stein. 4,876 shares of Common Stock are held in the name of Benjamin Stein. 4,876 shares of Common Stock are held in the name of Daniel Stein. Both children are under the age of 18 and live with their parents. In addition, Nina Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Nina Gussack is a general partner.

            644,340 shares of Common Stock (including 56,000 shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by David Gussack and 13,080 shares of Common Stock are held by Wendy Gussack. David Gussack and Wendy Gussack are married. Wendy Gussack is the parent of, and David Gussack is the step-parent of, Linda M. Herrera and Jessica L. Corsino. David Gussack and Wendy Gussack are also the parents of Natasha Eve Gussack. 4,076 shares of Common Stock are held in the name of Linda M. Herrera. 4,076 shares of Common Stock are held in the name of Jessica L. Corsino. 8,978 shares of Common Stock are held in the name of Natasha Eve Gussack. All children live with their parents/step-parents. In addition, David Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which David Gussack is a general partner.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented by adding the following after subpart (b):

            (c) Commitment Letter from KeyBank dated August 1, 2000 and extension letter related thereto dated December 29, 2000.
            (d) General Bearing's Credit Agreement, dated as of December 20, 1999, as amended by and among General Bearing, KeyBank, as administrative agent and the Lender's thereunder. (Exhibit
                  10.20 to General Bearing's Annual Report on Form 10K405 for the year ended December 31, 1999 is hereby incorporated herein by this reference.)
            (e) Agreement and Plan of Merger between General Bearing and Acquisition Co. dated January 19, 2001. (Exhibit 2.1 to General Bearing's Current Report on Form 8-K filed on January 25, 2001, is hereby incorporated herein by this reference.)

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:


* /s/  Seymour Gussack                  *
-------------------------------------   ----------------------------------------
Seymour Gussack                         Faith Gussack


*                                       *
-------------------------------------   ----------------------------------------
June H. Geneen**                        Lisa Gussack


*                                       *
-------------------------------------   ----------------------------------------
Phil E. Gilbert, Jr.**                  Nina Gussack


*                                       *
-------------------------------------   ----------------------------------------
United States Trust Company of New      Wendy Gussack
York**


*                                       *
-------------------------------------   ----------------------------------------
Robert Baruc                            Joseph J.C. Hoo



*                                       *
-------------------------------------   ----------------------------------------
Amy Gussack                             Kermit Moyer



*                                       *
-------------------------------------   ----------------------------------------
David L. Gussack                        Allan Septimus


                                        *
                                        ----------------------------------------
                                        Allan Stein

* This Amendment No. 1 signed and filed on behalf of the reporting persons by Seymour Gussack pursuant to the Joint Filing Agreement a copy of which was filed previously as Exhibit 7(a) to General Bearing's 13D filed on October 6, 2000.

** As executors for the Estate of Harold S. Geneen.


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

                                  EXHIBIT INDEX

EXHIBIT                                   DESCRIPTION

7(c) Commitment Letter from KeyBank dated August 1, 2000 and extension letter related thereto dated December 29, 2000.


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